SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

LogicMark, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67091J503

(CUSIP Number)

The Winvest Investment Fund Management Corp.

Skyline Tower 10900 NE 4th St, Floor 23

Bellevue, WA 98004

Attention: Jourdan Matthews

Telephone: (425) 331-9885

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67091J503

1.	Names of Reporting Person

The Winvest Investment Fund Management Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	4,074,587[1]
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	4,074,587[1]
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Such Reporting Person

4,074,5871

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

67.2%1,2

14.	Type of Reporting Person (See Instructions)

CO

1 This information is given as of the close of business on October 30, 2024, the filing date of this Amendment No. 2 to Schedule 13D.

2 This percentage ownership is based on 6,065,383 shares of Common Stock outstanding as of August 12, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on August 14, 2024. However, the Issuer asserts in the October 29 Letter (as defined herein) that such number of shares outstanding changed as of the relevant dates for purposes of this Schedule 13D. The Reporting Persons are assessing such assertion.

Page 2 of 6 Pages

CUSIP No. 67091J503

1.	Names of Reporting Person

Mr. Jourdan Matthews

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

 ☐

6.	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	4,074,587[1]
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	4,074,587[1]
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Such Reporting Person

4,074,5871

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

67.2%1,2

14.	Type of Reporting Person (See Instructions)

IN

Page 3 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2” or this “Statement”) is being filed with respect to the beneficial ownership of Common Stock, par value $0.0001 per share (the “Common Stock”), of LogicMark, Inc. (the “Issuer”). This Amendment No. 2 supplements Item 4, and amends and restates in its entirety Item 5, of the Schedule 13D originally filed on October 18, 2024, as amended by Amendment No. 1 thereto filed on October 29, 2024 (“Amendment No. 1”).

ITEM 4.	Purpose of Transaction.

On October 29, 2024, Winvest’s legal counsel received a letter from the Issuer’s legal counsel (the “October 29 Letter”) that asserts that Winvest is not a majority stockholder of the Issuer and that the Written Consent of the Majority Stockholder of LogicMark, Inc. executed by Winvest on October 25, 2024 and filed as Exhibit 2 to this Schedule 13D on October 29, 2024 (the “Written Consent”) is therefore null and void. The relevant text from the October 29 Letter is as follows:

Winvest is not (and has not ever been) the majority shareholder of the Company, as confirmed by the enclosed letter from the Company’s transfer agent (annexed as Exhibit A). .. . . As of October 24, 2024 and since that date, the Company has had 45,352,789 shares of Common Stock outstanding. Thus, as of the date it purported to execute the Consent, Winvest owned just 8.98% of the outstanding shares of the Company’s Common Stock.

Likewise, Winvest had no authority to undertake the purported actions set forth in the Consent—including purportedly amending the Company’s Bylaws and appointing an entirely new slate of directors—each of which actions are null and void. NRS 78.320(2) provides, in relevant part, that a written consent must be “signed by stockholders holding at least a majority of the voting power.” As discussed above, Winvest manifestly does not hold a majority of the voting power of the Company.

Winvest is assessing the foregoing information that the Issuer made available to Winvest on October 29, 2024 and plans to continue to assess such additional information as the Issuer may make available, either publicly or privately, in support of the Issuer’s assertions that Winvest was not a majority stockholder as of October 25, 2024 and the Written Consent is therefore null and void.

ITEM 5.	Interest in Securities of the Issuer.

(a)       As of the end of business on October 29, 2024 (the Event Date of this Amendment No. 2) and October 30, 2024 (the filing date of this Amendment No. 2), Winvest directly owned/owns 4,074,587 shares of Common Stock, representing 67.2% (but see the remaining provisions of this paragraph) of all of the outstanding shares of Common Stock. Mr. Matthews, as the sole stockholder, sole director and the President of Winvest, may be deemed to beneficially own the shares of Common Stock owned directly by Winvest; Mr. Matthews disclaims beneficial ownership thereof. The percentage ownership of each Reporting Person is based on 6,065,383 shares of Common Stock outstanding as of August 12, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on August 14, 2024. However, the Issuer asserts in the October 29 Letter that such number of shares outstanding changed as of the relevant dates for purposes of this Schedule 13D. The Reporting Persons are assessing such assertion.

Page 4 of 6 Pages

As of the end of business on the Event Date and the filing date of this Amendment No. 2, Mr. Matthews did not directly own any shares of Common Stock.

(b)       Winvest has, and Mr. Matthews may be deemed to have, the sole power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock reported herein.

(c)       No transactions in the Common Stock have been effected by the Reporting Persons since the filing date of Amendment No. 1 to this Schedule 13D.

(d)       Not applicable.

(e)       Not applicable.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: October 30, 2024

The Winvest Investment Fund Management Corp.

By:	/s/ Jourdan Matthews

Name: Jourdan Matthews

Title: President

/s/ Jourdan Matthews

Jourdan Matthews

Page 6 of 6 Pages